Exhibit 99.1

PainReform Confirms the Ability of Its LayerBio Drop-Less Sustained-Release
Ocular Platform to Accommodate Multiple Drug Entities

R&D assessment shows the platform can incorporate different drug entities onto its sustained-release matrix, supporting long-term potential to reduce or eliminate reliance on medicated eye drops

Tel Aviv – December 10, 2025 — PainReform Ltd. (Nasdaq: PRFX) today announced that its pharmaceutical division has completed an R&D assessment of LayerBio’s proprietary drop-less, sustained-release ocular drug-delivery platform. The assessment confirmed that its sustained release, polymer matrix platform can incorporate a variety of drug entities, reinforcing its long-term potential to provide greatly improved pharmacological efficiency and simplify postoperative care for cataract patients by reducing or eliminating the need for medicated eye drops – the DROP-LESS advantage.

The matrix platform successfully incorporated corticosteroids and NSAIDs—two major therapeutic drug classes routinely used after cataract surgery. The results support the technical feasibility of multi-drug potential.

LayerBio’s pre-fabricated OcuRing is placed during cataract surgery via an intraocular route, enabling sustained-release drug delivery to targeted ocular tissues. By providing controlled exposure at a fraction of the total drug amount used in traditional eye-drop regimens, the platform has the potential to improve patient comfort, reduce safety risks associated with higher drop dosing and significantly enhance compliance—an important unmet need especially among elderly cataract patients.

“Our assessment confirms one of the core reasons for our LayerBio investment—the underlying platform can be engineered to carry more than one drug at the same time, including different types of drugs, offering meaningful long-term versatility,” said Ehud Geller, Chairman of PainReform. “While our near-term focus remains on OcuRing-K for post-cataract pain and inflammation, the multi-drug loading capability strengthens the foundation for future development programs aimed at reducing complex drop regimens and improving patient outcomes.”

About PainReform

PainReform Ltd. (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PainReform also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments. This dual business model reflects PainReform’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements about PainReform’s expectations, beliefs and intentions including with respect to the long term potential of OcuRing-K.. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com